UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO SECTION 13a-16 OR
15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2019

Commission File Number: 001-38405

BIOCERES CROP SOLUTIONS CORP.
(Translation of registrant’s name into English)

Ocampo 210 bis, Predio CCT, Rosario
Province of Santa Fe, Argentina
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, Bioceres Crop Solutions Corp. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Bioceres Crop Solutions Corp.
(Registrant)

By: /s/ Federico Trucco

Name: Federico Trucco
Title: Chief Executive Officer

Date: September 13, 2019

Bioceres Crop Solutions Corp. Reports Fourth Quarter and Fiscal Year 2019 Financial Results

Adjusted EBITDA up 58% to $8.8 million in 4Q19 and 85% to $41.3 million in FY19 HB4® Drought Tolerant Soybean technology approved by the USDA

ROSARIO, Argentina--(BUSINESS WIRE)--September 13, 2019--Bioceres Crop Solutions Corp. (“Bioceres”) (NYSE American:BIOX), a fully integrated provider of crop productivity solutions, announced today its unaudited consolidated financial results for the three-month period and fiscal year ended June 30, 2019. Financial results are expressed in U.S. dollars and are presented in accordance with International Financial Reporting Standards.

4Q19 Business and Financial Highlights

  Revenues up 57.7% year over year (YoY) to $49.9 million (+12.1% on a comparable basis) as the Company continues to ramp up existing capacity, driving sales growth both in Argentina and abroad.
  Adjusted EBITDA up 57.8% YoY to $8.8 million; Adjusted EBITDA margin was stable at 17.6% for the quarter, reaching 25.7% for the full fiscal year ended June 30, 2019.
  Net debt to LTM EBITDA declined to 2.25x as of June 30, 2019 from 4.34x as of June 30, 2018.
  On August 8, 2019 HB4® Drought Tolerant Soybean technology was approved by the USDA. With this approval Verdeca, a joint venture between Bioceres Crop Solutions and Arcadia Biosciences, has now achieved regulatory approvals covering more than 80% of the global soybean market.

Commenting on the results for the quarter, Mr. Federico Trucco, CEO of Bioceres, said, “I am pleased to report that in Q4 and in fiscal year 2019 we made good progress on our strategic objectives, including increasing international sales of our biological products and adjuvants, along with a significant ramp-up of our micro-beaded fertilizers business. As a result, Adjusted EBITDA increased 85% year over year, exceeding our full year expectations. We are extremely pleased also to have recently received USDA approval for commercialization of our HB4® Drought Tolerant Soybean. Without minimizing the importance of our robust financial performance, this USDA approval enables us to enter the most valuable soybean geography in the world, representing a meaningful historical milestone for our Company and its mission in helping global agriculture transition towards carbon neutrality. I am truly excited about where we are today and how we are positioned for future growth.”

Mr. Enrique Lopez Lecube, CFO of Bioceres, said, “I am pleased with the performance and profitability of our business throughout the quarter and the fiscal year. While there were some transitory factors that boosted our financial results in the most recent year (and were headwinds in the prior year), we are excited about continuing the momentum in the business as we prepare for the formal launch of HB4 soybean. There has been volatility in the Argentine Peso in recent weeks, but a combination of a largely dollarized business, significantly improved financial leverage, and healthy farmer balance sheets leave us in a good position to weather macro-economic volatility in the region. Importantly, we made progress in extending debt maturities in FY2019 and will continue to do so opportunistically going forward.”

REVIEW OF OPERATING PERFORMANCE

Inoculants doses aggregated volume for the twelve-month period ended June 30, 2019 increased 73% compared to the same period in 2018, driven by growth in international subsidiaries and exports.

Adjuvants aggregated volume for the twelve-month period ended June 30, 2019 decreased 17% compared to the same period in 2018, following a shift from high volume, low margin products into higher margin adjuvants in Argentina. By contrast, sales volumes in Brazil increased 66% in the period as the Company continues to execute its growth strategy in that country.

Installed capacity utilization of the micro-beaded fertilizer plant for the twelve-month period ended June 30, 2019 reached 22%, a 73% increase from that same period in 2018 reaching a total of 11.1 k tons of fertilizer sold throughout the fiscal year.

REVIEW OF FOURTH QUARTER 2019 RESULTS

Comparable Revenues and Comparable Gross Profit are key operational metrics used by the management team to assess the Company's underlying financial and operating performance. The Company has introduced the term “Comparable” to reflect the result of a given metric excluding the impact of IAS 29.

For comparison purposes, the impact of adopting IAS 29 is presented separately in each of the applicable sections of this earnings release, in a column denominated “As Reported”. For further information please review Application of IAS 29 section.

Revenues

Table 1: 4Q Revenues by Segment

(Figures in US dollars)	As Reported			IAS 29	Comparable
	4Q18	4Q19	% Chg.		4Q19	% Chg.
Revenue by segment
Crop protection	16,631,529	30,609,790	84.0%	(8,852,258)	21,757,532	30.8%
Seed and integrated products	5,504,169	4,544,242	(17.4%)	(1,547,278)	2,996,964	(45.6%)
Crop nutrition	9,483,515	14,696,457	55.0%	(3,994,906)	10,701,551	12.8%
Total revenue	31,619,213	49,850,489	57.7%	(14,394,442)	35,456,047	12.1%

Revenues increased 57.7% to $49.9 million in 4Q19, compared to $31.6 million during the same period in 2018.

Comparable Revenues for the quarter, excluding the impact of IAS29 as explained above, increased 12.1% YoY reflecting higher revenues in the crop protection and crop nutrition segments, partially offset by lower revenues in seed and integrated products:

  Crop Protection Comparable Revenues increased 30.8% YoY, or $5.1 million, to $21.8 million, driven by higher sales of seed treatment insecticides and fungicides, stored grain products, and formulation services to third parties.
  Seed and Integrated Products Comparable Revenues declined 45.6% YoY, or $2.5 million, to $3.0 million reflecting farmers' delayed purchase decisions for winter crops seed treatment packs, which was partially offset by higher seeds sales.
  Crop Nutrition Comparable Revenues increased 12.8% YoY, or $1.2 million, to $10.7 million driven by the continuous growth in micro-beaded fertilizers sales, partially offset by delayed inoculants sales in Brazil.

Table 2: Fiscal Year Revenues by Segment

(Figures in US dollars)	As Reported			IAS 29	Comparable
	FY18	FY19	% Chg.		FY19	% Chg.
Revenue by segment
Crop protection	77,655,671	90,199,405	16.2%	(6,701,062)	83,498,343	7.5%
Seed and integrated products	26,802,707	25,312,127	(5.6%)	(1,943,970)	23,368,157	(12.8%)
Crop nutrition	29,084,326	45,093,764	55.0%	(3,300,161)	41,793,603	43.7%
Total revenue	133,542,704	160,605,296	20.3%	(11,945,193)	148,660,103	11.3%

Revenues increased 20.3% to $160.6 million in FY19, compared to $133.5 million during the same period in 2018.

Comparable Revenues for FY19 increased 11.3% YoY to $148.7 million, mainly driven by growth in the crop nutrition and crop protection segments which offset lower seed and integrated product sales:

  Crop Protection Comparable Revenues increased 7.5%, or $5.8 million, to $83.5 million mainly driven by higher adjuvants sales in Brazil.
  Seed and Integrated Products Comparable Revenues declined by 12.8%, or $3.4 million, to $23.4 million, reflecting a slight decrease in seed treatment packs and lower seed sales as a result of a restructuring process in Bioceres Semillas SA, the Company’s proprietary seed commercial channel, in preparation for the upcoming HB4 launch.
  Crop Nutrition Comparable Revenues increased 43.7% YoY, or $12.7 million, to $41.8 million, driven by growth of international inoculants sales and continued growth of micro-beaded fertilizers sales in Argentina, Brazil, Paraguay and Bolivia.

Gross Profit

Table 3: 4Q Gross Profit by Segment

(Figures in US dollars)	As Reported			IAS 29	Comparable
	4Q18	4Q19	% Chg.		4Q19	% Chg.
Gross profit by segment
Crop protection	6,996,668	11,679,799	66.9%	(2,876,229)	8,803,570	25.8%
Seed and integrated products	3,337,741	1,969,771	(41.0%)	(251,719)	1,718,052	(48.5%)
Crop nutrition	4,306,208	7,884,989	83.1%	(1,638,095)	6,246,894	45.1%
Total Gross profit	14,640,617	21,534,559	47.1%	(4,766,043)	16,768,516	14.5%
% Gross profit	46.3%	43.2%	(310) bps		47.3%	99 bps

Gross profit increased 47.1% YoY to $21.5 million in 4Q19, compared to $14.6 million during the same period in 2018.

Comparable Gross profit increased 14.5% to $16.8 million in 4Q19 from $14.6 million in the year-ago quarter, with gross margin expanding 99 basis points to 47.3% from 46.3% in the same period in 2018:

  Crop Protection Comparable Gross profit increased $1.8 million YoY to $8.8 million representing a gross margin of 40.5%.
  Seed and Integrated Products Comparable Gross profit declined $1.6 million YoY to $1.7 million, with a gross margin of 57.3%, as a result of the previously discussed restructuring program.
  Crop Nutrition Comparable Gross profit increased $1.9 million to $6.2 million due to the micro-beaded fertilizer ramp-up and inoculants sales abroad, with a gross margin of 58.4%.

Table 4: FY Gross Profit by Segment

(Figures in US dollars)	As Reported			IAS 29	Comparable
	FY18	FY19	% Chg.		FY19	% Chg.
Gross profit by segment
Crop protection	28,202,504	36,220,014	28.4%	1,543,675	37,763,689	33.9%
Seed and integrated products	13,388,949	15,528,390	16.0%	(205,525)	15,322,865	14.4%
Crop nutrition	14,856,700	21,892,011	47.4%	93,957	21,985,968	48.0%
Total Gross profit	56,448,153	73,640,415	30.5%	1,432,107	75,072,522	33.0%
% Gross profit	42.3%	45.9%	358 bps		50.5%	823 bps

During FY19 gross profit increased 30.5% YoY to $73.6 million. Comparable gross profit increased 33.0% to $75.1 million in FY19 from $56.5 million in the year-ago period. As a result of a significant depreciation of the Argentine Peso during the fiscal year, manufacturing costs measured in US Dollars decreased, helping to drive a gross margin expansion of 823 basis points to 50.5% from 42.3% in the same period in 2018:

  Crop Protection Comparable Gross profit increased by $9.6 million to $37.8 million. This resulted in a gross margin expansion of 891 basis points to 45.2% from 36.3% in FY18, driven by a shift towards higher margin adjuvants and reduced manufacturing costs as a result of Argentine Peso depreciation.
  Seed and Integrated Products Comparable Gross profit increased $1.9 million to $15.3 million. Gross margin was 65.6% up from 50.0% in the prior fiscal year, mainly driven by lower manufacturing costs as a result of Argentine Peso depreciation.
  Crop Nutrition Comparable Gross profit increased $7.1 million to $22.0 million. Gross margin increased 152 basis points to 52.6% from 51.1% in FY18. Benefits on gross margins from reduced manufacturing costs were partially offset by a change in product mix, with increased share of micro-beaded fertilizers relative to inoculants.

Selling, General and Administrative Expenses

SG&A in 4Q19 was $13.7 million compared to $8.1 million in the corresponding period in 2018. As a percentage of revenues, SG&A increased 258 basis points to 27% in 4Q19, from 24% in 4Q18.

For FY19, SG&A was $39.2 million, compared to $35.3 million in the same period in the prior year. Excluding one-time transaction expenses related to the merger with Union Acquisition Corp. of $4.5 million that took place in 3Q19, SG&A declined by $0.6 million representing 21.6% of sales, down from 26.4% in FY18, mainly driven by the steep depreciation of Argentine Peso.

Research & Development

R&D expenses include ongoing efforts to maintain and continuously update the Company’s existing product portfolio. R&D expenses in the quarter were up by $0.5 million YoY to $1.6 million. For the full fiscal year, R&D expenses were $3.7 million, compared with $4.0 million in FY18, largely driven by the steep depreciation of the Argentine Peso.

Also, throughout FY19 the Company invested $1.9 million in R&D activities related to intangible assets and JVs. These investments are additional to the R&D expenses described above.

Adjusted EBITDA & Adjusted EBITDA Margin

Adjusted EBITDA increased 57.8% or $3.2 million YoY to $8.8 million in 4Q19 from $5.6 million during the same period of 2018. Adjusted EBITDA margin for the quarter was stable at 17.6% YoY.

During FY19 Adjusted EBITDA increased 84.8% to $41.3 million from $22.4 in FY18. The margin expanded by 901 basis points to 25.7% in FY19 compared to 16.8% in FY18, driven by strong sales growth and solid cost control allowing for operating leverage. The significant devaluation of the Argentine Peso had positive impacts on both gross margin and SG&A.

Table 5: Adjusted EBITDA Reconciliation and Adjusted EBITDA Margin

(Figures in US dollars)	4Q18	4Q19	% Chg.	FY18	FY19	% Chg.
Loss for the year	(12,998,674)	(1,246,676)	(90.4%)	(14,311,246)	(16,358,891)	14.3%
Income tax (benefit)/expense	(3,550,166)	3,540,628	(199.7%)	(10,928,517)	6,986,284	(163.9%)
Finance results	21,027,612	5,043,602	(76.0%)	40,950,716	41,458,217	1.2%
Depreciation of property, plant and equipment	616,097	667,573	8.4%	2,230,881	2,450,256	9.8%
Amortization of intangible assets	463,933	881,398	90.0%	2,141,476	2,376,920	11.0%
Inventory purchase price allocation charge	-	-	-	2,257,378	-	-
Stock-based compensation charges	(4,214)	(174,058)	4030.5%	30,005	(102,827)	(442.7%)
Transaction expenses	-	55,334	-	-	4,535,247	-
Adjusted EBITDA	5,554,588	8,767,801	57.8%	22,370,693	41,345,206	84.8%
Adjusted EBITDA Margin	17.6%	17.6%	2 bps	16.8%	25.7%	899 bps

Financial Income and Loss

Table 6: Net finance result

(Figures in US dollars)	4Q19	4Q18	% Chg.	FY19	FY18	% Chg.
Exchange differences	(2,376,932)	(16,298,492)	585.7%	(17,845,189)	(23,829,412)	33.5%
Interest expenses	(6,379,524)	(3,907,602)	(38.7%)	(22,783,441)	(15,560,578)	(31.7%)
Financial commissions	(537,496)	(716,623)	33.3%	(1,578,292)	(1,628,075)	3.2%
Other finance result	114,676	(104,895)	(191.5%)	406,310	67,349	(83.4%)
Gain for cancellation of purchase option	-	-	-	6,582,849	-	(100.0%)
Share based payment cost of listing shares	-	-	-	(20,893,789)	-	(100.0%)
Net gain of inflation effect on monetary items	3,521,245	-	(100.0%)	14,653,335	-	(100.0%)
Total net finance result	(5,658,031)	(21,027,612)	271.6%	(41,458,217)	(40,950,716)	-1.2%

Interest expenses from financial debt obligations represent the main financial metric that management uses to assess cost of financing. Exchange difference income and expenses are believed to have a limited impact on the underlying business, as a significant portion of both cash flows and financial debt obligations are in US dollars.

During 4Q19 the Company reported a net financial loss of $5.6 million compared to a net financial loss of $21.0 million in 4Q18, principally due to a decrease in exchange differences of $13.9 million caused by FX variations in Argentina during those periods, offset by an increase of $2.1 million in interest and financial expenses.

For FY19, Bioceres reported a net financial loss of $42.1 million compared to $41.0 million in FY18. Excluding a one-time $14.3 million accounting registration loss related to the merger with Union Acquisition Corp and a $14.5 million net gain of inflation effects on monetary items from the application of IAS 29, interest expense on financial debt obligations increased by $7.2 million, partially offset by lower exchange differences of $5.5 million. Increase in interest expense on financial debt obligations compared to FY18 was mainly driven by an increase in interest rates paid for debt and financial services in Argentina.

Balance Sheet & Cash Flow

Table 7: Capitalization and Debt Ratio

(Figures in US dollars)	As of June 30,
	2018	2019
Total Debt [1]
- Short-Term Debt	75,289,314	63,496,517
- Long-Term Debt	28,359,224	37,079,521
Cash and Cash Equivalents	(2,215,103)	(3,266,168)
Restricted short-term deposit	(4,298,101)	(4,327,275)
Total Net Debt	97,135,334	92,982,595
Equity attributable to equity holders of the parent	13,713,484	47,117,157
Equity attributable to non-controlling interests	19,420,172	14,793,003
Capitalization	130,268,990	154,892,755
LTM Adjusted EBITDA	22,370,693	41,345,206
Net Debt /LTM Adjusted EBITDA	4.34x	2.25x

1- Excludes discounted checks and includes outstanding installments of financed payment from the acquisition of Rizobacter.

Cash and cash equivalents on June 30, 2019 was $3.3 million. During the quarter, cash and cash equivalents increased by $1.1 million, while the total debt balance decreased by $4.1 million to $93.0 million as of June 30, 2019. During the quarter, the Company undertook the following financial transactions:

  On April 4, 2019 Rizobacter Argentina S.A. completed the offering of $16 million in aggregate principal amount of corporate bonds due 2021.
  On May 2, 2019 Rizobacter Argentina S.A., executed the restructuring of $4.5 million of its short-term borrowings into a 3-year maturity loan.
  On May 7, 2019 Bioceres Crop Solutions Corp., Bioceres LLC and Bioceres S.A. entered into an agreement for the restructuring of $15 million of the outstanding intercompany loans into a facility with a 5-year maturity.

Net Debt to LTM EBITDA declined to 2.25x at the end of 4Q19, compared with 4.34x as of June 2018. This was driven by both strong EBITDA growth and strong cash flow.

During 4Q19, the Company made capital expenditures of $0.2 million compared to $0.6 million in 4Q18. For fiscal year 2019, total capital expenditures amounted to $2.0 million. Bioceres has already undertaken significant investments in modern production capacity and new product lines which provide a solid platform for near and longer-term growth. Therefore, funds invested in the quarter and full year were primarily used for maintenance capex.

SUBSEQUENT EVENTS

On August 8, 2019, the Company announced that Verdeca, a joint venture between BCS Holding Inc., a wholly owned subsidiary of Bioceres and Arcadia Biosciences, Inc. (Nasdaq:RKDA) successfully completed the regulatory review process and received approval from the U.S. Department of Agriculture (USDA) for HB4® drought tolerant soybean, which will allow for commercialization in the U.S. market. The approval comes two years after the U.S. Food and Drug Administration’s (FDA’s) approval of HB4® trait in 2017. More than 30 million of the world’s soybean hectares are grown in the United States. With USDA approval, the HB4 trait now has regulatory approval in more than 80 percent of the global soybean market. The HB4 trait has already been approved in Argentina and Brazil, with regulatory submissions currently under consideration by China, Paraguay, Bolivia and Uruguay. Import approval from China is needed for commercial launch in Argentina and is now expected in 2020.

4Q19 EARNINGS CONFERENCE CALL

When:	September 16, 2019

Times:	8:30 a.m. Eastern time,

Who:	Mr. Federico Trucco, Chief Executive Officer
Mr. Enrique Lecube, Chief Financial Officer
Mr. Maximo Goya, Investor Relations Leader

Dial-in:	1-844-839-9680 (U.S. domestic); 1-647-689-2346 (International)

Conference ID:	Bioceres

Webcast:	CLICK HERE

About Bioceres Crop Solutions Corp.

Bioceres Crop Solutions Corp. (NYSE American:BIOX) is a fully integrated provider of crop productivity technologies designed to enable the transition of agriculture towards carbon neutrality. To do this, Bioceres’ solutions create economic incentives for farmers and other stakeholders to adopt environmentally friendlier production practices. The Company has a unique biotech platform with high-impact, patented technologies for seeds and microbial ag-inputs, as well as next generation crop nutrition and protection solutions. Through its HB4® program, the Company is bringing digital solutions to support growers’ decisions and provide end-to-end traceability for production outputs. For more information, visit https://investors.biocerescrops.com

Forward-looking statements

This press release includes “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements are subject to known and unknown risks and uncertainties, many of which may be beyond our control. We caution you that the forward-looking information presented in this press release is not a guarantee of future events, and that actual events may differ materially from those made in or suggested by the forward-looking information contained in this press release. Any forward-looking information presented herein is made only as of the date of this press release, and we do not undertake any obligation to update or revise any forward-looking information to reflect changes in assumptions, the occurrence of unanticipated events, or otherwise.

Non-IFRS Financial Information

The Company supplements the use of IFRS financial measures with non-IFRS financial measures, including Adjusted EBITDA, Adjusted EBITDA Margin, Net debt, Comparable revenues and Comparable gross profit which exclude the impact of IAS29 as explained below.

The non-IFRS measures should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS and may be different from non-IFRS measures used by other companies. In addition, the non-IFRS measures are not based on any comprehensive set of accounting rules or principles. Non-IFRS measures have limitations in that they do not reflect all of the amounts associated with our results of operations as determined in accordance with IFRS. This non-IFRS financial measures should only be used to evaluate the Company’s results of operations in conjunction with the most comparable IFRS financial measures.

Adjusted EBITDA and Adjusted EBITDA Margin

The Company defines Adjusted EBITDA as profit/(loss) exclusive of financial income/(costs), income tax benefit/(expense), depreciation, amortization, share-based compensation, inventory purchase allocation and one-time transactional expenses.

Management believes that Adjusted EBITDA provides useful supplemental information to investors about the Company and its results. Adjusted EBITDA is among the measures used by the management team to evaluate the Company’s financial and operating performance and make day-to-day financial and operating decisions. In addition, Adjusted EBITDA and similarly titled measures are frequently used by competitors, rating agencies, securities analysts, investors and other parties to evaluate companies in the same industry. Management also believes that Adjusted EBITDA is helpful to investors because it provides additional information about trends in the Company’s core operating performance prior to considering the impact of capital structure, depreciation, amortization and taxation on results. Adjusted EBITDA should not be considered in isolation or as a substitute for other measures of financial performance reported in accordance with IFRS. Adjusted EBITDA has limitations as an analytical tool, including:

  Adjusted EBITDA does not reflect changes in, including cash requirements for, working capital needs or contractual commitments;
  Adjusted EBITDA does not reflect financial expenses, or the cash requirements to service interest or principal payments on indebtedness, or interest income or other financial income;
  Adjusted EBITDA does not reflect income tax expense or the cash requirements to pay income taxes;
  Although depreciation and amortization are non-cash charges, the assets being depreciated or amortized often will need to be replaced in the future, and Adjusted EBITDA does not reflect any cash requirements for the replacements;
  Although share-based compensation is a non-cash charge, Adjusted EBITDA does not consider the potentially dilutive impact of share-based compensation; and
  Other companies may calculate Adjusted EBITDA and similarly titled measures differently, limiting its usefulness as a comparative measure.

The Company compensates for the inherent limitations associated with using Adjusted EBITDA through disclosure of these limitations, presentation in the combined financial statements in accordance with IFRS and reconciliation of Adjusted EBITDA to the most directly comparable IFRS measure, income/(loss) for the period or year.

Comparable figures or Figures ex-IAS 29 (Comparable revenue and Comparable gross margin)

Comparable figures or Figures ex-IAS 29 result from dividing nominal Argentine pesos for the Argentine operations by the average foreign exchange rate of the Argentine Peso against the US Dollar in the period.

For comparison purposes, the impact of adopting IAS 29 is presented separately in each of the applicable sections of this earnings release, in a column denominated “IAS 29”. The IAS 29 adjustment results from the combined effect of: (i) the indexation to reflect changes in purchasing power on results against a dedicated line in the financial results, and (ii) the difference between the translation of results at the closing exchange rate of June 30, 2019 and the translation using the average year-to-date rate on the reported period, as applicable to non-inflationary economies.

Net Debt and Net Debt to Adjusted EBITDA

Net debt is defined as the sum of long and short-term borrowings and finance payment from business combinations, less cash and cash equivalents and restricted short-term deposit. This measure is used by management and investment analysts and management believes it shows the financial strength of the Company. Management is consistently tracking the Company’s leverage position and its ability to repay and service the debt obligations over time. Therefore, management has set a leverage ratio target that is measured by net debt divided by Adjusted EBITDA.

Application of IAS 29

Argentina has been classified as a hyperinflationary economy under the terms of IAS 29 beginning July 1, 2018. IAS 29 requires, adjusting all non-monetary items in the statement of financial position by applying a general price index from the day they were booked to the end of the reporting period. At the same time, it also requires that all items in the statement of income are expressed in terms of the measuring unit current at the end of the reporting period. Consequently, on a monthly basis, results of operations for each reporting period are measured in Argentine Pesos and adjusted for inflation by the applicable monthly inflation rate each month. All amounts need to be restated by applying the change in the general price index from the dates when the items of income and expenses were initially recorded in the financial statements. As a result, each monthly results of operations are readjusted each successive month to reflect changes in the monthly inflation rate.

After the restatement explained above, IAS 21 “The Effects of Changes in Foreign Exchange Rates”, addresses the way results must be translated under inflation accounting, stating that all amounts shall be translated at the closing rate at the date of the most recent statement of financial position. Accordingly, monthly results of operations in Argentine Pesos, after adjustment for inflation pursuant to IAS 29, as described above, must then be converted into U.S. dollars at the closing exchange rate for such monthly reported period. This conversion changes every prior reported monthly statement of income in U.S. dollars as each monthly amount is readjusted under IAS 29 for inflation per above and reconverted at different exchange rates for each monthly reported period under IAS 21. As a result, the impact of monthly inflationary adjustments and monthly conversion adjustments vary the results of operation month to month until year end.

-Tables to Follow-

Unaudited Consolidated Statement of Comprehensive Income (Figures in US dollars)

	Fiscal year ended	Fiscal year ended	Three-month period ended	Three-month period ended
	06/30/2019	06/30/2018	06/30/2019	06/30/2018

Total revenue	160,605,296	133,542,704	49,850,489	31,619,213
Cost of sales	(86,964,881)	(77,094,551)	(28,315,930)	(16,978,596)
Gross profit	73,640,415	56,448,153	21,534,559	14,640,617
% Gross profit	46%	42%	43%	46%

Operating expenses	(42,933,191)	(39,213,788)	(15,294,830)	(9,211,239)
Share of profit (loss) of JV	1,012,486	(2,136,801)	706,100	(1,264,750)
Other income or expenses, net	365,900	613,389	391,725	314,144
Operating profit / (loss)	32,085,610	15,710,953	7,337,554	4,478,772

Finance result	(41,458,217)	(40,950,716)	(5,043,602)	(21,027,612)
Profit / (Loss) before income tax	(9,372,607)	(25,239,763)	2,293,952	(16,548,840)

Income tax	(6,986,284)	10,928,517	(3,540,628)	3,550,166
Loss for the year	(16,358,891)	(14,311,246)	(1,246,676)	(12,998,674)

Other comprehensive loss	3,730,306	(31,833,554)	9,317,396	(12,709,285)
Total comprehensive loss	(12,628,585)	(46,144,800)	8,070,720	(25,707,959)

Profit / (loss) for the period attributable to:
Equity holders of the parent	(18,369,045)	(11,039,533)	(1,123,342)	(8,724,989)
Non-controlling interests	2,010,154	(3,271,713)	(123,334)	(4,273,685)
	(16,358,891)	(14,311,246)	(1,246,676)	(12,998,674)
Total comprehensive income / (loss) attributable to:
Equity holders of the parent	(14,507,096)	(33,927,072)	6,877,827	(18,990,275)
Non-controlling interests	1,878,511	(12,217,728)	1,192,893	(6,717,684)
	(12,628,585)	(46,144,800)	8,070,720	(25,707,959)
Loss per share
Basic and diluted loss attributable to ordinary equity holders of the parent	(0.60)	(0.39)	(0.04)	(0.31)

Unaudited Consolidated Statement of Financial Position (Figures in US dollars)

ASSETS	06/30/2019	06/30/2018
CURRENT ASSETS
Cash and cash equivalents	3,266,168	2,215,103
Other financial assets	4,683,508	4,550,847
Trade receivables	59,237,620	52,888,427
Other receivables	1,981,055	4,240,205
Income and minimum presumed income taxes recoverable	1,263,795	2,082,269
Inventories	27,592,582	19,366,001
Total current assets	98,024,728	85,342,852

NON-CURRENT ASSETS
Other financial assets	376,413	243,358
Other receivables	1,560,310	4,979,507
Income and minimum presumed income taxes recoverable	1,184	126,653
Deferred tax assets	1,587,220	5,601,821
Investments in joint ventures and associates	25,321,028	19,072,055
Property, plant and equipment	43,834,548	40,177,146
Intangible assets	39,616,426	26,657,345
Goodwill	29,804,715	14,438,027
Total non-current assets	142,101,844	111,295,912
Total assets	240,126,572	196,638,764

LIABILITIES	06/30/2019	06/30/2018
CURRENT LIABILITIES
Trade and other payables	40,456,014	27,708,830
Borrowings	66,477,209	65,308,928
Employee benefits and social security	5,357,218	4,411,713
Deferred revenue and advances from customers	1,074,463	1,007,301
Income and minimum presumed income taxes payable	142,028	2,569
Government grants	2,110	17,695
Financed payment - Acquisition of business	2,826,611	20,223,590
Total current liabilities	116,335,653	118,680,626

NON-CURRENT LIABILITIES
Borrowings	37,079,521	25,708,205
Government grants	8,098	15,532
Investments in joint ventures and associates	1,970,903	2,012,298
Deferred tax liabilities	18,945,382	13,591,942
Provisions	1,015,344	845,486
Financed payment - Acquisition of business	-	2,651,019
Private warrants	2,861,511	-
Total non-current liabilities	61,880,759	44,824,482
Total liabilities	178,216,412	163,505,108

EQUITY
Equity attributable to owners of the parent	47,117,157	13,713,484
Non-controlling interests	14,793,003	19,420,172
Total equity	61,910,160	33,133,656

Total equity and liabilities	240,126,572	196,638,764

Contacts

Investor Relations
Maximo Goya, Investor Relations
+54-341-4861100
maximo.goya@biocerescrops.com